April 25, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SCYNEXIS, Inc.
Registration Statement on Form S-1 (File No. 333-194192)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of SCYNEXIS, Inc. (the “Company”) with respect to the effective time of the above referenced Registration Statement so that it may be declared effective Tuesday April 29, 2014, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we hereby advise you that approximately 1,178 copies of the preliminary prospectus, dated March 18, 2014 were distributed to prospective underwriters, institutional investors and dealers from March 19, 2014 through the date hereof. In addition, we hereby advise you that approximately 330 copies of the preliminary prospectus dated April 28, 2014 will be distributed to prospective underwriters, institutional investors and dealers on April 28, 2014.

The undersigned, as Representatives, hereby represent on behalf of the several underwriters that the underwriters have complied with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Sincerely yours,

RBC CAPITAL MARKETS, LLC

By:	/s/ Jason Levitz
Name:	Jason Levitz
Title:	Managing Director

CANACCORD GENUITY, INC.

By:	/s/ Thomas Gabel
Name:	Thomas Gabel
Title:	Managing Director

On behalf of each of the underwriters